FelCor Lodging Trust Incorporated/FelCor Lodging Limited Partnership

Computation of Ratio of Earnings To Fixed Charges

	1999	2000	2001	2002	2003	Q1 04
			(amounts in thousands)
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	115,219	47,832	(60,322)	(87,077)	(312,435)	(23,182)
Fixed charges:
The sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebetedness	130,685	159,700	159,982	165,130	167,949	41,878
Amortization of capitalized interest	1,109	1,200	1,269	1,225	1,191	325
Distributed income of equity investees	19,581	25,358	8,132	11,310	8,848	1,526
Interest capitalized	(5,249)	(1,080)	(811)	(775)	(588)	(34)

Earnings	261,345	233,010	108,250	89,813	(135,035)	20,513

Fixed charges	130,685	159,700	159,982	165,130	167,949	41,878
Ratio of Earnings to Fixed Charges	2.0	1.5	0.7	0.5	(0.8)	0.5
Deficiency			51,732	75,317	302,984	21,365